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Exhibit 99.1

Bookham unveils breakthrough low-cost scalable optical
multiplexer/demultiplexer modules based on thin film filter technology

        Santa Rosa, CA, USA: July 19, 2004—Bookham Technology plc ("Bookham") (LSE: BHM; NASDAQ: BKHM), a leading provider of optical components, modules and subsystems, has launched a new class of high channel count, scalable multiplexer/demultiplexer solutions based on thin film filter (TFF) technology for telecom applications.

        These new products give customers a low entry-cost module solution with full expandability of up to 40 channels in DWDM networks. The same module can be used in both multiplexing/demultiplexing and in reconfigurable optical add/drop (ROADM) applications. Upgrades can be handled in 8-10 channel increments in any wavelength order with minimal insertion loss increase.

        "This is a major development in a market where world-class performance against cost is always an issue," said Dennis Derickson, Bookham's thin film applications engineer.

        Optical filtering based on "banded architecture" arranges separate optical communications channels on a particular wavelength into groups and, instead of processing them one at a time, the filter processes the group, reducing overall footprint and optimising device efficiency and cost.

        Based on Bookham's proprietary AED III (Advanced Energetic Deposition, version III) technology, a new class of banded filters called "8 skip 0" and "10 skip 0" have been introduced for use in 100 GHz channel spacing DWDM systems. These filters enable 8 or 10 channels at a time to be filtered without skipping, or sacrificing, the neighbouring channels. This capability is more than double the level of the industry's more commonplace four-channel versions.

        Bookham's thin film design team leader, Loren Stokes, explained the significance of the development: "Four years ago, '4 skip 1' (that is, four channel filtering with the loss of one adjacent channel, due to signal degradation/interference at the filter's edge) banded filters were at the forefront of design. By 2002/2003, Bookham and other companies had introduced '4 skip 0' filters to the market, eliminating the need for skipped channels. Bookham's latest introduction has achieved both '8 skip 0' and '10 skip 0' filters". These new filters allow multiplexers and demultiplexers to be built with a simplified, flexible, and lower cost architecture.

        This product offering is a significant contribution to the industry, allowing thin film filter solutions to be performance and cost competitive. The product range is now available and is currently being sampled with a number of customers.

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Contact:

Sharon Ostaszewska Bookham Technology plc Tel: +44 (0)1235 837000	or	Brian Dolby/Helen Lyman Smith GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/helen@gbcspr.com

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Notes to Editors

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality and solutions to customers, which offer higher performance, lower cost and provide greater subsystems capability to meet their customers' needs. The company's optical components, modules and subsystems are used in various applications and industries, including telecommunications, data communications, aerospace, industrial and military. In 2002, Bookham acquired the optical components businesses from Nortel Networks and Marconi. In 2003, the company acquired Ignis Optics, Inc. and the business of Cierra Photonics Inc. In March 2004, the company completed the acquisition of New Focus, Inc. In June 2004, the company acquired Onetta, Inc. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, US, Canada, China and Switzerland; offices in the UK, US, France, Italy, and China; and employs approximately 1750 people worldwide.

Additional technical information:

        These new products give customers a record low entry-cost solution with full expandability of up to 40 channels in the 1550nm DWDM optical network market. Bookham's AED III deposition process has been optimised to allow the generation of this new filter class. 8 skip 0 and 10 skip 0 designs require nm-level precision on the thickness of each of 300 different SiO2 and Ta2O5 layers that are part of the design.

        More information on Bookham Technology is available at www.bookham.com

        Bookham is a registered trademark of Bookham Technology plc.

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QuickLinks

  Exhibit 99.1
Bookham unveils breakthrough low-cost scalable optical multiplexer/demultiplexer modules based on thin film filter technology